AMERICAN BONANZA GOLD CORP.

Consolidated Financial Statements
Years ended December 31, 2007, 2006 and 2005

KPMG LLP	Telephone	(604) 691-3000
Chartered Accountants	Fax	(604) 691-3031
PO Box 10426 777 Dunsmuir Street	Internet	www.kpmg.ca
Vancouver BC V7Y 1K3
Canada

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of American Bonanza Gold Corp.

We have audited the accompanying consolidated balance sheets of American Bonanza Gold Corp. and subsidiaries (the Company) as of December 31, 2007 and 2006 and the related consolidated statements of operations and deficit, comprehensive loss and cash flows for each of the years in the three-year period ended December 31, 2007. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2007 and 2006 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2007 in conformity with Canadian generally accepted accounting principles.

As discussed in note 3 to the consolidated financial statements, the Company changed its method of accounting for certain financial instruments in 2007.

Canadian generally accepted accounting principles vary in certain significant respects from US generally accepted accounting principles. Information relating to the nature and effect of such differences is presented in note 15 to the consolidated financial statements.

KPMG LLP (signed)

Chartered Accountants

Vancouver, Canada

February 29, 2008

KPMG LLP, a Canadian limited liability partnership is the Canadian member firm of KPMG International, a Swiss cooperative.

American Bonanza Gold Corp.
CONSOLIDATED BALANCE SHEETS
(In Canadian Dollars)
December 31	2007	2006
	$	$
ASSETS

CURRENT ASSETS
Cash and cash equivalents	4,266,063	6,150,005
Amounts receivable (note 5)	1,852,614	1,477,433
Prepaid expenses	73,236	88,884
Marketable securities (note 6)	167,858	10,200
	6,359,771	7,726,522
RECLAMATION BOND	22,000	22,000
MINERAL PROPERTIES (note 7)	54,551,224	51,964,625
OFFICE EQUIPMENT, net	30,366	38,079
	60,963,361	59,751,226
LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Accounts payable and accrued liabilities	396,613	767,711
ASSET RETIREMENT OBLIGATION (note 13)	32,816	31,179
FUTURE INCOME TAXES (note 14)	1,197,375	1,153,091
	1,626,804	1,951,981
SHAREHOLDERS’ EQUITY
Share capital (note 8)	60,087,914	57,954,703
Contributed surplus (notes 3 and 8)	5,943,972	5,451,072
Accumulative other comprehensive income (loss) (note 9)	(99,311)	43,031
Deficit	(6,596,018)	(5,649,561)
	59,336,557	57,799,245
	60,963,361	59,751,226

NATURE OF OPERATIONS (note 1)
COMMITMENTS (notes 7 and 11)
SUBSEQUENT EVENTS (note 16)

APPROVED ON BEHALF OF THE BOARD,

Signed: Brian Kirwin
Director

Signed: Robert T. McKnight
Director

The accompanying notes are an integral part of these consolidated financial statements

American Bonanza Gold Corp.
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(In Canadian Dollars)
For the years ended December 31	2007	2006	2005
	$	$	$

EXPENSES (INCOME)
General and administrative (note 10)	1,046,378	1,079,642	1,288,724
Stock-based compensation (note 8)	459,800	748,300	733,248
Exploration	111,467	466,320	384,020
Business development	67,995	187,531	262,589
Foreign exchange	19,964	6,341	67,806
Amortization	11,073	10,575	26,015
Interest and accretion of asset retirement obligation	1,637	26,965	60,450
Write-down of mineral properties (note 7)	-	79,283	1,742,720
Gain on debt settlement	-	-	(306,392)
Interest income	(134,163)	(214,474)	(128,185)

	1,584,151	2,390,483	4,130,995

LOSS FOR THE YEAR BEFORE INCOME TAXES	(1,584,151)	(2,390,483)	(4,130,995)

INCOME TAXES RECOVERY (EXPENSE) (note 14)	637,694	649,777	(84,965)

LOSS FOR THE YEAR	(946,457)	(1,740,706)	(4,215,960)

DEFICIT, beginning of year	(5,649,561)	(3,908,855)	(18,376,847)

ELIMINATION OF ACCUMULATED DEFICIT (note 8)	-	-	18,683,952

DEFICIT, end of year	(6,596,018)	(5,649,561)	(3,908,855)

LOSS PER COMMON SHARE
Basic and diluted	(0.01)	(0.02)	(0.06)

WEIGHTED AVERAGE NUMBER OF SHARES (note 4)	100,958,861	96,280,740	72,356,898

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(In Canadian Dollars)
For the years ended December 31	2007	2006	2005
	$	$	$

LOSS FOR THE YEAR	(946,457)	(1,740,706)	(4,215,960)
OTHER COMPREHENSIVE INCOME (LOSS):
Unrealized loss on available-for-sale marketable
securities (note 3)	(154,642)	-	-
COMPREHENSIVE LOSS FOR THE YEAR (note 3)	(1,101,099)	(1,740,706)	(4,215,960)

The accompanying notes are an integral part of these consolidated financial statements

American Bonanza Gold Corp.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In Canadian Dollars)
For the years ended December 31	2007	2006	2005
	$	$	$
CASH PROVIDED BY (USED IN):

OPERATING ACTIVITIES
Loss for the year	(946,457)	(1,740,706)	(4,215,960)
Items not affecting cash
Stock-based compensation	459,800	748,300	733,248
Amortization	11,073	10,575	26,015
Accretion of asset retirement obligation	1,637	1,555	7,252
Write-down of mineral properties	-	79,283	1,742,720
Gain on debt settlement	-	-	(306,392)
Future income taxes	(637,694)	(649,777)	84,965
	(1,111,641)	(1,550,770)	(1,928,152)
Changes in non-cash operating accounts
Amounts receivable	(375,181)	(551,784)	276,903
Prepaid expenses	15,648	(5,070)	8,825
Accounts payable and accrued liabilities	(371,098)	(510,430)	269,215
	(1,842,272)	(2,618,054)	(1,373,209)
INVESTING ACTIVITIES
Mineral properties	(2,886,599)	(4,096,242)	(6,249,577)
Acquisition of International Taurus Resources Inc.
and Fairstar Explorations Inc.’s mineral interests,
net of cash acquired (note 2)	-	-	(20,071)
Office equipment	(3,360)	(23,288)	(20,871)
	(2,889,959)	(4,119,530)	(6,290,519)
FINANCING ACTIVITIES
Issue of common shares, net of issue costs	2,848,289	7,473,689	3,967,786
Proceeds received on common share subscription	-	-	300,000
Repayment of long-term debt	-	-	(657,382)
	2,848,289	7,473,689	3,610,404
INCREASE (DECREASE) IN CASH	(1,883,942)	736,105	(4,053,324)
CASH AND CASH EQUIVALENTS, beginning of year	6,150,005	5,413,900	9,467,224

CASH AND CASH EQUIVALENTS, end of year	4,266,063	6,150,005	5,413,900

SUPPLEMENTARY INFORMATION:
Cash flows include the following elements:
Interest paid	218,231	-	60,499
Interest received	134,163	214,474	128,185
Income taxes paid	-	-	-
Non-cash financing and investing transactions:
Common shares received as option payment (note 6)	300,000	-	-
Common shares issued for share subscriptions previously
received (note 8)	-	300,000	-
Future income tax liability and share issue costs incurred
on renouncement of exploration expenditures (note 8)	-	943,803	-
Fair value of common shares issued on acquisition (note 2)	-	-	22,898,264
Fair value of options and warrants issued on acquisition (note 2)	-	-	592,719
Fair value of common shares and warrant modification on
debt settlement	-	-	489,566

The accompanying notes are an integral part of these consolidated financial statements

American Bonanza Gold Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
December 31, 2007, 2006 and 2005

1.	NATURE OF OPERATIONS

American Bonanza Gold Corp. (the Corporation or Company) was incorporated in British Columbia on December 10, 2004, as a wholly owned subsidiary of American Bonanza Gold Mining Corp. (Bonanza), under the name of 0710887 B.C. Ltd. Its name was changed to American Bonanza Gold Corp. on February 10, 2005. The Company was formed in anticipation of the transaction discussed in note 2. The Corporation is an exploration stage mining company engaged in the identification, acquisition, exploration and development of high-grade precious metals properties located in the United States and Canada. The Corporation has not yet determined whether its mineral properties contain mineral reserves which are economically recoverable. The recoverability of amounts capitalized is dependent upon the discovery of economically recoverable reserves, securing and maintaining title in the properties and obtaining the necessary financing to complete the exploration and development of these projects and upon the attainment of future profitable production. The amounts capitalized as mineral properties represent costs to date, and do not necessarily represent present or future values.

These consolidated financial statements have been prepared on a going concern basis in accordance with Canadian generally accepted accounting principles. The Company will be required to raise additional funding to complete its long-term business objectives. Failure to raise additional funding may require the Company to reduce operations.

2.	ACQUISITION OF INTERNATIONAL TAURUS RESOURCES INC. AND FAIRSTAR EXPLORATIONS INC.’S MINERAL INTERESTS

Pursuant to the terms of an Arrangement Agreement dated December 21, 2004 and amended February 21, 2005 between the Corporation, Bonanza, International Taurus Resources Inc. (Taurus), Fairstar Explorations Inc. (Fairstar) and 0710882 B.C. Ltd., the following transactions were approved and closed on March 30, 2005.

Part A:

The Corporation, Bonanza and Taurus combined by way of a Plan of Arrangement (the Arrangement) whereby, first, each Bonanza common share, option and warrant outstanding at the time of the Arrangement was exchanged for 0.25 common shares, options and warrants, respectively, of the Corporation and, second, each Taurus common share, option and warrant, was exchanged for 0.20 common shares, options and warrants, respectively of the Corporation. The expiry dates of options and warrants remained unchanged and the exercise prices were increased in accordance with the above exchange ratios. The exchange transaction between the Corporation and Bonanza was a common control transaction which is accounted for at Bonanza’s historical cost by the continuity of interests method. Following the above transactions, the Corporation owned 100% of the issued and outstanding shares of Bonanza and Taurus and the former shareholders of Bonanza and Taurus held approximately 69.4% and 30.6% of the common shares of the Corporation. Accordingly, Bonanza is the acquirer of Taurus’ assets and liabilities for accounting purposes. Accordingly, these consolidated financial statements reflect a continuity of Bonanza for accounting purposes and the comparative financial information is that of Bonanza at its historical amounts, consolidated with those of the Corporation and Taurus from the date of acquisition. For legal purposes, Bonanza and Taurus became wholly owned subsidiaries of the Corporation.

Part B:

Fairstar transferred its 38% interest in the Fenelon gold project and its option to acquire interests in the Casa Berardi gold projects in Quebec to its wholly-owned newly incorporated shell subsidiary company, 0710882 B.C. Ltd. The Corporation then acquired all of the outstanding shares of 0710882 B.C. Ltd. in exchange for 6,500,000 common shares of the Corporation and $300,000 cash paid directly to certain creditors of Fairstar. This transaction has been accounted for as an acquisition of assets by the Corporation.

American Bonanza Gold Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
December 31, 2007, 2006 and 2005

2.	ACQUISITION OF INTERNATIONAL TAURUS RESOURCES INC. AND FAIRSTAR EXPLORATIONS INC.’S MINERAL INTERESTS (continued)

Combined:

After the transactions under Part A and Part B, the former shareholders of Bonanza, Taurus and Fairstar held approximately 63.3%, 27.9% and 8.8%, respectively, of the Corporation’s common shares. The total number of issued and outstanding common shares of the Corporation immediately after the transaction was 74,330,925.

The cost of the purchase of Taurus and 0710882 B.C. Ltd. has been allocated to the assets and liabilities of these companies as at March 30, 2005 on the basis of their fair values.

The allocation of the purchase cost based upon management’s valuation process was as follows:

	Taurus (A)	Fairstar (B)
	$	$
Net assets acquired:
Current assets	2,176,684	-
Mineral properties	18,408,675	6,205,446
	20,585,359	6,205,446

Liabilities assumed:
Current liabilities	(145,059)	-
Current loan and interest payable	(1,453,340)	-
Non-current liabilities	(22,372)	-
Future income tax liabilities	-	(445,446)
	(1,620,771)	(445,446)

	18,964,588	5,760,000

Consideration given:
Share consideration	17,438,264	5,460,000
Option and warrant consideration	592,719	-
Cash and costs of acquisition	933,605	300,000

Total consideration	18,964,588	5,760,000

American Bonanza Gold Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
December 31, 2007, 2006 and 2005

2.	ACQUISITION OF INTERNATIONAL TAURUS RESOURCES INC. AND FAIRSTAR EXPLORATIONS INC.’S MINERAL INTERESTS (continued)

The Corporation plans to undertake tax planning initiatives which will result in the reduction in the Corporation’s future income tax valuation allowance and this amount has been included in the above purchase price allocation.

Incremental costs related to this acquisition of $933,605 have been included as a cost of the acquisition. The fair value of options and warrants exchanged on acquisition of $592,719 are included as a cost of the acquisition and were determined using the Black-Scholes option pricing model using following weighted average assumptions:

Risk free interest rate	3.57%
Expected dividend yield	0%
Stock price volatility	66%
Expected life of options	1.3 years

Acquisition costs incurred and deferred as at December 31, 2004, and included in the transaction costs above, totalled $216,958.

3.	CHANGES IN ACCOUNTING POLICIES

Effective January 1, 2007, the Company has adopted five new accounting standards issued by the Canadian Institute of Chartered Accountants (CICA). These accounting policy changes were adopted on a prospective basis with no restatement of prior period financial statements, with the exception of the classification of cumulative translation adjustment in accumulated other comprehensive income which has been adjusted retroactively. The new standards and accounting policy changes are as follows:

Financial Instruments - Recognition and Measurement (CICA Handbook Section 3855) and Financial Instruments - Disclosure and Presentation (CICA Handbook Section 3861) and Equity (CICA Handbook Section 3251)

In accordance with these new standards, the Company now classifies all financial instruments as either held-to- maturity, available-for-sale, held for trading or loans and receivables. Financial assets held to maturity, loans and receivables and financial liabilities other than those held for trading, are measured at amortized cost. Available-for- sale instruments are measured at fair value with unrealized gains and losses recognized in other comprehensive income. Instruments classified as held for trading are measured at fair value with unrealized gains and losses recognized in the statement of loss.

The Company has classified its cash and cash equivalents as held for trading and therefore measures them at fair market value, with the unrealized gain or loss recorded in income.

The Company has classified its marketable securities as available-for-sale securities and therefore carries them at fair market value, with unrealized gains or losses recorded in shareholders’ equity as a component of other comprehensive income. These amounts will be reclassified from shareholders’ equity to net income when they are realized. Previously, investments in public companies were carried at cost, less provisions for other than temporary declines in value. This change in accounting policy resulted in a $12,300 increase in the carrying value of marketable securities as at January 1, 2007, representing the aggregate cumulative unrealized gain at that time as disclosed in notes 6 and 9.

American Bonanza Gold Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
December 31, 2007, 2006 and 2005

3.	CHANGES IN ACCOUNTING POLICIES (continued)

Comprehensive Income (CICA Handbook Section 1530)

Comprehensive income is the change in shareholders’ equity during a period from transactions and other events and circumstances from non-owner sources. In accordance with this new standard, the Company now reports a consolidated statement of comprehensive loss and a new category, accumulated other comprehensive income (loss) has been added to the shareholders’ equity section of the consolidated balance sheet. The components of this new category includes unrealized gains and losses on securities classified as available-for-sale and foreign currency translation adjustments on self-sustaining foreign operations. The components of accumulated other comprehensive loss for the year ended December 31, 2007 are disclosed in notes 6 and 9.

Foreign exchange gains and losses existing from the translation of the financial statements of the Company’s formerly determined self-sustaining foreign operations, previously recorded as a separate component of shareholders’ equity, are now presented in accumulated other comprehensive income (loss).

Hedges (CICA Handbook Section 3865)

The new standard specifies the criteria under which hedge accounting can be applied and how hedge accounting can be executed. As the Company has not designated any hedging relationships, adoption of Section 3865 currently has no impact on the financial statements.

Categories of regular-way purchases and sales of financial assets are accounted for at the trade date.

4.	SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles, the measurement principles of which materially conform with those established in the United States of America, except as explained in note 15.

Principles of consolidation

The consolidated financial statements include the accounts of the Corporation and its wholly-owned subsidiaries:

-	American Bonanza Gold Mining Corp;
-	Bonanza Gold Inc., which in turn has a wholly-owned subsidiary, Bonanza Explorations Inc. (a United States, Nevada corporation);

All inter-company transactions and balances have been eliminated.

Use of estimates

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingencies at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Significant areas requiring the use of management estimates and assumptions relate to the determination of the recoverability of mineral property deferred costs, amounts receivable, future income tax assets and liabilities and assumptions used in valuing options and warrants in stock-based compensation calculations. Actual results could differ from those estimates.

Cash and cash equivalents

Cash and cash equivalents consist of cash on deposit with banks or highly liquid short-term interest bearing securities that are readily convertible to known amounts of cash and those that have maturities of three months or less when acquired.

American Bonanza Gold Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
December 31, 2007, 2006 and 2005

4.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Marketable securities

Marketable securities are carried at the market value based upon quoted market prices (see note 3). Prior to January 1, 2007, marketable securities were valued at the lower of original cost and quoted market value.

Mineral properties, deferred exploration costs and government assistance

Costs related to mineral activities, which include the investigation, acquisition, exploration, and development of mining properties, are capitalized on a property-by-property basis until such time as the Corporation determines that economically recoverable reserves are established or the property is evaluated as non-productive or uneconomical. Where exploration activities are conducted jointly with others, only the Corporation’s proportionate cost in the related mineral projects is included in the financial statements.

Costs relating to non-productive or uneconomical properties are charged to earnings and written down to their net recoverable amounts. The recovery of the carrying amount of mineral properties is dependent upon the future commercial success of the properties or from proceeds of disposition. The amounts shown for mineral properties represent costs incurred to date and are not intended to reflect present or future values.

The Corporation qualifies for mineral exploration assistance programs associated with the exploration and development of mineral properties located in Quebec. Recoverable amounts are offset against deferred exploration costs incurred when the Corporation has complied with the terms and conditions of the program and the recovery is reasonably assured.

Deferred acquisition costs

The Company defers external incremental costs of proposed acquisitions if such acquisitions are considered more than likely to be completed.

Office equipment

Office equipment, consisting of office and computer equipment, are recorded at cost and are amortized on a straight- line basis over five years.

Foreign currency translation

The reporting and functional currency of the Corporation is the Canadian dollar. The functional currency of its Canadian subsidiaries is also the Canadian dollar.

As the Corporation’s U.S. subsidiary is dependent on funding from its parent, the temporal method of translating the accounts of the foreign subsidiaries has been adopted. Under this method, monetary assets and liabilities are translated to Canadian dollars at the prevailing year end exchange rate. Non-monetary assets and liabilities are translated at historical exchange rates. Revenue and expense items are translated at the average rate of exchange for the year. Translation gains and losses are included in the statement of operations.

Financial instruments

For certain of the Corporation’s financial instruments, including cash and cash equivalents, amounts receivable, and accounts payable and accrued liabilities, the carrying amounts approximate fair values due to their short-term to maturity.

American Bonanza Gold Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
December 31, 2007, 2006 and 2005

4.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Income taxes

The Corporation accounts for income taxes under the asset and liability method. Under this method, temporary differences arising from the difference between the tax basis of an asset or liability and its carrying amount are used to calculate future income tax assets or liabilities. Future income tax assets or liabilities are measured using tax rates anticipated to be in effect in the periods that the temporary differences are expected to be settled or realized. A valuation allowance is provided to the extent that it is more likely than not that future income tax assets will not be realized. The effect of a change in income tax rates on future income tax assets and liabilities is recognized in income in the period that the change occurs.

Share issuance costs

Costs incurred in connection with share issuances are accounted for as a reduction to share capital.

Loss per share

Basic loss per share is calculated by dividing net loss available to the shareholders by the weighted average number of common shares outstanding during the year. Diluted earnings per share is calculated to reflect the dilutive effect of exercising outstanding stock options and warrants by application of the treasury stock method. Outstanding stock options and share purchase warrants that would potentially dilute basic loss per share have not been included in the computation of diluted loss per share because to do so would be anti-dilutive. The weighted average number of issued and outstanding common shares for the periods prior to the Arrangement reflect those of Bonanza, retroactively adjusted to reflect the exchange ratio in the Arrangement agreement (note 2).

Asset Retirement Obligations

The present value of future asset retirement obligations is recorded as a liability when that liability is incurred with a corresponding increase in the carrying value of the related assets. The liability is accreted to the amount ultimately payable over the period to the date it is paid.

Impairment of long-lived assets

The Corporation determines if any impairment exists when events or changes in circumstances indicate that the carrying amount of an asset may not be recovered. An impairment loss is then required if the carrying amount of a long-lived asset exceeds the sum of the undiscounted cash flows expected to result from its use and eventual disposition. The amount of loss is measured as the amount by which the long-lived asset’s carrying value exceeds its fair value.

Segmented information

The Corporation conducts it business in a single operating segment being the acquisition, exploration and development of mineral properties. All mineral properties are located in Canada and in the United States as detailed in note 7.

Comparative figures

Certain comparative figures have been reclassified where applicable to conform with the presentation adopted in the current year.

American Bonanza Gold Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
December 31, 2007, 2006 and 2005

5.	AMOUNTS RECEIVABLE

Amounts receivable consist of the following:

	2007	2006
	$	$

Goods and services tax	36,633	36,502
Quebec sales tax	13,404	19,955
Interest receivable	9,592	92,866
Mining duties and refundable tax credits receivable (a)	1,747,876	1,292,884
Other	45,109	35,226

	1,852,614	1,477,433

(a)	Government Assistance

The Corporation qualifies for mineral exploration assistance programs associated with incurring exploration and development expenditures on mineral properties located in Quebec. The assistance programs are comprised of a Refundable Tax Credit of 35% of eligible exploration expenses pursuant to Quebec’s Taxation Act and a further 12% refundable credit on eligible expenditures pursuant to Quebec’s Mining Duties Act.

6.	MARKETABLE SECURITIES

The effect of adopting the new accounting standards (note 3) on the marketable securities as at January 1, 2007 is summarized below. As prescribed by these standards, prior periods have not been restated.

	December 31, 2007
			Accumulated
	Fair Value	Cost	unrealized
			gains (losses)
	$	$	$
- Northern Canadian Minerals Inc. (a)	29,700	10,200	19,500
- Cusac Gold Mines Ltd. (b)	138,158	300,000	(161,842)

	167,858	310,200	(142,342)

	December 31, 2006
			Accumulated
	Fair Value	Cost	unrealized
			gains (losses)
	$	$	$
- Northern Canadian Minerals Inc. (a)	22,500	10,200	12,300

American Bonanza Gold Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
December 31, 2007, 2006 and 2005

6.	MARKETABLE SECURITIES (continued)

On January 1, 2007, the Corporation recognized an adjustment of $12,300 to the opening balance of accumulated other comprehensive income pursuant to the adoption of new CICA Handbook Sections 3855 and 1530 (note 3) relating to the unrealized gain on available-for-sale marketable securities held by the Corporation at January 1, 2007. During the year ended December 31, 2007, the Corporation recorded an unrealized loss of $154,642 (2006 - nil) on marketable securities in other comprehensive loss.

(a)

Pursuant to the terms of an Option Agreement entered into with Northern Canadian Minerals Inc. (formerly American Nevada Gold Corp.) (note 7(c)) the Corporation received 60,000 common shares and other consideration for entering into this Agreement. The quoted market value of these securities was $29,700 at December 31, 2007.

(b)

On June 21, 2007, the Corporation received 1,500,000 common shares of Cusac Gold Mines Ltd. (Cusac) upon the execution of the option agreement as described on note 7(b)(ii). The shares were valued as $300,000 based on quoted market value of the shares. On December 19, 2007, Cusac and Hawthorne Gold Corp. entered into a definitive merger agreement to merge whereby holders of Cusac common shares would receive one common share of Hawthorne Gold Corp. in exchange for 19 common shares of Cusac. The merger is expected to close, subject to various conditions, subsequent to March 31, 2008.

7.	MINERAL PROPERTIES

Project	2007	2006
	$	$

Copperstone (a)	24,938,311	22,904,331
Fenelon (b(i))	14,768,533	14,183,469
Taurus Gold (b(ii))	5,324,013	6,583,770
Gold Bar (c)	1,062,471	1,035,264
Northway (b(iii))	4,223,809	3,915,092
Martiniere (b(iii))	3,129,259	2,659,280
Northshore (b(iv))	914,286	524,051
Other (d)	190,542	159,368
	54,551,224	51,964,625

American Bonanza Gold Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
December 31, 2007, 2006 and 2005

7.	MINERAL PROPERTIES (continued)

Schedule of mineral property expenditures during 2007:

									Total	Total
	Copperstone	Fenelon	Taurus	Gold Bar	Northway	Martiniere	Northshore	Other	2007	2006
	$	$	$	$	$	$	$	$	$	$

Balance, beginning of period	22,904,331	14,183,469	6,583,770	1,035,264	3,915,092	2,659,280	524,051	159,368	51,964,625	47,947,666

Decline, drilling and underground support	941,531	296,347	-	1,600	255,383	426,018	319,329	-	2,240,208	2,319,939
Geological consulting and related	439,542	396,906	37,903	488	87,635	63,833	39,814	-	1,066,121	941,796
Assaying	105,362	33,658	-	-	45,312	50,155	7,666	-	242,153	225,442
Engineering/environmental	-	-	-	-	-	-	-	-	-	495,325
Advance royalty payment	-	-	-	-	-	-	-	-	-	-
BLM land payments/permit, licenses	38,587	-	-	16,595	-	-	3,335	20,152	78,669	134,278
Property acquisition and related	152,360	-	-	-	75,000	-	17,020	-	244,380	92,058
Property payment – tax, permits	85,843	20,648	-	61	1,946	4,974	-	-	113,472	25,213
Computer and related	64,125	-	-	-	-	-	-	-	64,125	3,047
Site maintenance and camp:
Utilities and power	23,471	-	-	-	-	-	-	-	23,471	57,482
Property caretakers	57,290	93,105	-	-	11,814	-	-	-	162,209	366,798
Equipment and truck rental	128,315	47,606	-	-	-	240,876	2,967	-	419,764	236,244
Telephone	2,967	13,805	-	-	-	-	104	-	16,876	20,132
Maintenance, supplies, other	(5,413)	158,507	-	8,463	-	22,701	-	-	184,258	-
Joint venture payment	-	-	-	-	-	-	-	11,022	11,022	-
Accrued government subsidies	-	(475,518)	-	-	(168,373)	(338,578)	-	-	(982,469)	(821,512)
Write-down	-	-	-	-	-	-	-	-	-	(79,283)
Option agreement (note 7(b)(ii))	-	-	(1,297,660)	-	-	-	-	-	(1,297,660)	-

	2,033,980	585,064	(1,259,757)	27,207	308,717	469,979	390,235	31,174	2,586,599	4,016,959

Balance, end of period	24,938,311	14,768,533	5,324,013	1,062,471	4,223,809	3,129,259	914,286	190,543	54,551,224	51,964,625

American Bonanza Gold Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
December 31, 2007, 2006 and 2005

7.	MINERAL PROPERTIES (continued)

(a)      Copperstone

The Corporation is engaged in exploring and developing the Copperstone gold property in La Paz County, Arizona, United States. The Corporation holds a 100 per cent leasehold interest in the Copperstone Project. The landlord is The Patch Living Trust and the lease was for a 10 year term starting June 12, 1995 and was renewed for a further ten years on and from June 12, 2005. The lease is renewable for one or more ten-year terms at the Corporation’s option under the same terms and conditions. The Corporation is obligated to pay for all permitting and state lease bonding, insurance, taxes, and to pay a 1 per cent production gross royalty with the royalty increasing to 6 per cent if the price of gold increases to over US$551 per ounce. The Corporation pays a minimum advance royalty per year of US$30,000.

In September 2000, the Corporation entered into an agreement (the Copperstone D-Zone Joint Venture, as amended) with Centennial Development Corporation (CDC) for the underground exploration and extraction of mineralized materials from the D-Zone of up to 50,000 tons of mineralized material from the Copperstone property.

During 2001, Phase One was completed and the Corporation earned an accumulated 60% interest in the Copperstone D-Zone Joint Venture for a total earned interest of 60 percent.

On February 14, 2002, the Corporation entered into an agreement with CDC whereby it would acquire the remaining 40 percent interest of the D-Zone Joint Venture not already owned. During 2002, the Corporation paid US$345,000 to CDC in accordance with the above agreement and recorded US $180,000 as a contingent liability in accounts payable to reflect on estimated CDC payroll tax liability. In July 2007, the payroll tax liability was paid. The Corporation is required to pay $70,000 from initial proceeds from extraction and a Net Smelter royalty of three percent to CDC from the first 50,000 tonnes of mineralized material extracted from the D-Zone.

During 2002, the Corporation entered into a mining services agreement with an Underground Mining Contractor (Mining Contractor) for purposes of the development and extension of an existing underground decline in the D-Zone to establish underground infrastructure for subsequent exploration and development programs. On the basis of meeting certain predetermined performance criteria the Mining Contractor can earn up to a 5 percent net profits royalty from the D-Zone bulk sample of up to 50,000 tons of mineralized material that may be completed.

All required payments were made with respect to the Copperstone project as of December 31, 2007 and the claims held are in good standing until August 2008.

(b)      Taurus and Fairstar mineral interests

Taurus and Fairstar were engaged in the acquisition, exploration and development of high-grade precious metals properties located in Canada. Taurus’ principal projects interests are located in Quebec, Ontario and British Columbia and are summarized as follows:

(i)      Fenelon Project, Quebec

The Fenelon property, located in the Province of Quebec, approximately 30 kilometers east of the Corporation’s Martiniere gold property, consists of 454 mining claims totaling 17,830 acres. The Corporation acquired its 38% interest in the Fenelon project and an option to acquire the remaining 62% interest as a result of the Arrangement in 2005. Pursuant to a 1998 agreement between Cyprus Canada Inc. (Cyprus) and International Taurus Resources Inc. (Taurus) and amended in 2000, Taurus was required to pay certain consideration to exercise its option to acquire Cyprus’s 62% ownership interests in the Fenelon Property and the Casa Berardi portfolio of properties (Martiniere, Northway and La Peltrie properties), which are described below in note 7(b)(iii). The remaining consideration included 2,027,579 common shares of Taurus, which were issued in previous periods, and three installments of US$150,000 (total US$450,000), with the first installment to be paid upon commencement of commercial production on any one of the properties and the remaining installments to be made six and twelve months thereafter.

American Bonanza Gold Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
December 31, 2007, 2006 and 2005

7.	MINERAL PROPERTIES (continued)

(b)(i) Fenelon Project, Quebec (continued)

As at December 31, 2007, the remaining installments totaling US$450,000 are required to be paid in order to exercise the Corporation’s option to acquire Cyprus’s 62% ownership in the Fenelon property and Cyprus’s interest in the Casa Berardi portfolio of properties. Cyprus will maintain a net smelter return royalty to a maximum of 2% and minimum of 1% in certain conditions on commercial production attributable to Taurus.

Upon making the final US$150,000 installment, the Corporation will own a 100% interest in the Fenelon property and Casa Berardi portfolio of properties subject only to the right of Cyprus to receive the net smelter return royalty.

A NSR royalty of 2% is also payable from production on the Fenelon property to Morrison Petroleum Limited. In addition, a 2% net profit royalty interest in the Fenelon project is payable to Stonegate Management Limited.

(b)(ii) Taurus Gold Project, British Columbia

The Corporation holds a 100% interest in the Taurus gold property which covers 800 hectares and is located near the town of Cassiar, in northwestern British Columbia. The Taurus Project consists of 46 mining claims. Ten claim units are subject to a 2.5% net smelter royalty payable to Sable Resources Ltd.

On June 22, 2007 the Corporation entered into an option agreement with Cusac for Cusac to acquire the Taurus Project from the Company for total cash consideration of up to $11,000,000 plus up to 3,000,000 common shares of Cusac.

In the event that Cusac completes all cash payments within 12 months of regulatory approval, the total purchase price will be capped at $6,000,000 in cash payments, 1,500,000 common shares of Cusac and $3,000,000 upon the earlier receipt of a Bankable Feasibility Study and the commencement of commercial production.

Alternatively, Cusac can elect to make total cash payments of $6,000,000 over a two year period, issue 3,000,000 common shares of Cusac over a two year period, and make a further cash payment of $3,000,000 payable within 60 days of the earlier of Cusac receiving a Bankable Feasibility Study to place the Taurus project into commercial production and the date the property is placed into commercial production.

If gold prices trade at or above US$800 for a period of 100 consecutive trading days during this two year period, the cash payment under this latter alternative will be increased by $2,000,000 with $1,000,000 being added to the cash consideration and a further payment of $1,000,000 upon receipt of a Bankable Feasibility Study or commencement of commercial production, whichever is earlier.

On June 22, 2007, the Corporation received its first instalment of 1,500,000 common shares from Cusac (note 6) and on December 22, 2007, the Corporation received the $1,000,000 option payment from Cusac as per the Agreement.

On December 19, 2007 Cusac and Hawthorne Gold Corp. (Hawthorne) entered into a definitive merger agreement entitling holders of Cusac common shares to receive one common share of Hawthorne in exchange for each 19 common shares of Cusac. The Company, Cusac and Hawthorne also entered into an option assignment and amending agreement (the Agreement) whereby Cusac intends to assign to Hawthorne all its rights to the option to acquire the 46 mineral claims of the Taurus Gold property near Cassiar from the Corporation. The assigned agreement amends the terms of the original option agreement and requires Hawthorne to pay $6 million over two years, consisting of $1 million by December 22, 2007 (paid), $2 million by June 22, 2008, $1.5 million by June 22, 2009 and $1.5 million by December 22, 2009. A further $3 million is payable upon completion of a positive feasibility study recommending production, or production, whichever comes first. Pursuant to the Agreement, Hawthorne is required to issue 250,000 common shares to the Corporation on or before December 22, 2008. The Corporation agreed to the removal of the $2 million bonus payment which would have been payable if the price of gold closes above US $800 per ounce for a period of 100 consecutive days. The merger agreement is expected to be completed subsequent to March 31, 2008 if all conditions to the merger are satisfied.

American Bonanza Gold Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
December 31, 2007, 2006 and 2005

7.	MINERAL PROPERTIES (continued)

(b)(iii) Casa Berardi Exploration Portfolio, Quebec

Pursuant to the Option Agreement, as amended by an agreement dated May 1, 2000, between Taurus and Cyprus (note 7(b)(i)), Cyprus granted to Taurus the right to explore certain mineral properties and granted to Taurus an option to purchase all of Cyprus’ interest in Cyprus’ entire Casa Berardi exploration portfolio in the province of Quebec, Canada (the Cyprus Properties). The Taurus exploration portfolio now comprises four properties: the Fenelon Project, Martiniere “D”, Northway and La Peltrie located within the Casa Berardi sector of the Abitibi Greenstone belt.

To earn all of Cyprus’ 100% interest in all of the Cyprus Properties, Taurus must make the cumulative combined payments of US$450,000, commencing on commercial production, which are described above under note 7(b)(i). Once these payments are made, Cyprus will relinquish all of its rights in respect of all of the properties in exchange for a minimum 1% NSR royalty from certain properties having an underlying royalty and a maximum 2% NSR royalty on those properties not subject to other royalty burdens.

The Martiniere property is located 600 kilometers northwest of Montreal and consists of 226 unpatented crown mining claims covering approximately 3,000 hectares, which are subject to a 2% Net Smelter Return royalty. The Corporation’s Fenelon project is 30 kilometers to the east. The Corporation’s option with Cyprus is for a 100% interest in this property.

The Northway project is located in Quebec, 25 kilometers south of Matagami and 530 kilometers northwest of Montreal. The property consists of two contiguous claim blocks: the 113-claim, 1,600 hectare block and the contiguous 114 claim, 2,000 hectare Noyon block. The Corporation’s option with Cyprus is for a 75% interest in this property with a 25% interest remaining in the hands of Caspian Energy Inc. On the Northway block, there is a 2% Net Smelter Return royalty, which may be bought out entirely.

During 2006, the Corporation entered into an agreement to acquire the remaining 25% interest of the Northway property from Caspian Energy Inc. in exchange for cash totalling $150,000. As of December 31, 2007 the Corporation had paid the final $75,000 instalment and received the 25% interest.

Effective November 15, 2007, the Corporation entered into an agreement with Agnico-Eagle Mines Limited (Agnico- Eagle) for the joint exploration and development of the Corporation’s Northway property and Agnico-Eagle’s Vezza property.

The agreement provides that the Corporation will grant Agnico-Eagle the option to acquire a 70% interest in the Northway property. To exercise the option, Agnico-Eagle must incur $1,699,500 in exploration expenditures on the Northway property over a three year period ending November 15, 2010 and must assign a 30% interest in the Vezza property to the Corporation. After exercise of the option, the combined Northway and Vezza properties will be operated on a joint venture basis with the Corporation initially holding a 30% interest in the joint venture. Agnico-Eagle will be the operator during the initial option period and under the joint venture for an operator’s fee.

The Corporation has agreed to fund $160,500 in exploration expenditures on the Norway project during the first year of the Agnico-Eagle option, and a total of $555,000 during the remaining two years. Failure by the Corporation to contribute the required expenditures in the following two years will result in the dilution of its ownership interest percentage in both the Vezza and the Northway properties upon exercise of the option by Agnico-Eagle, who has agreed to fund $374,500 towards the first year expenditures. If Agnico-Eagle fails to contribute their projected expenditures, they will not acquire any interest in the Northway property and each party will recover their original 100% interest in their respective properties.

After the exercise of the option, Agnico-Eagle will have the right to increase its interest in the property by a further 10% by solely financing expenditures required to complete a feasibility study on the property. Should either party be diluted to less than a 10% interest in the properties, their interest will be converted to a 1% net smelter return royalty, of which up to one half may be purchased for $1,000,000.

American Bonanza Gold Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
December 31, 2007, 2006 and 2005

7.	MINERAL PROPERTIES (continued)

(b)(iv) Northshore Project, Ontario

The Northshore gold property is 100% owned by the Corporation and comprises 550 acres of patented mining claims, situated in Priske Township, Ontario. A NSR royalty ranging from 2% to a maximum of 5% is payable, increasing with gold production in excess of one million ounces. No expenditures, other than the payment of taxes, are required to maintain the property.

(c) Pamlico and Gold Bar

Through the acquisition in 2000 of Bonanza Gold Inc. and its wholly-owned subsidiary, Bonanza Explorations Inc., the Corporation purchased, or controlled by option, a number of exploration projects in the State of Nevada, United States. The primary projects consisted of the Pamlico and Gold Bar properties.

The Pamlico property is located in Mineral County, 15 kilometers from Hawthorne, Nevada. In November 2005, the Corporation determined that cash resources were required for other active exploration projects and as a result elected not to make a final property payment of US$425,000 and returned the Pamlico project to the property vendor for nil consideration and recognized a write-down of deferred mineral property expenditures of $1,742,720.

The Gold Bar property is located in Eureka County, 50 kilometers northwest of Eureka, Nevada. Gold Bar is subject to a 2 percent net smelter royalty capped at US$1,000,000 on future production. All required payments were made with respect to the Gold Bar project as of December 31, 2007 and the claims held are in good standing until August 2008.

Northern Canadian Minerals Inc. holds a 5% interest in the Gold Bar property subject to certain dilution provisions.

(d) Other

The Oatman property is located in Mohave County in Northwest Arizona and covers 600 hectares acquired through the staking of 67 unpatented mining claims in November, 2003.

The Belmont property is located in the Belmont Mining District of Nevada in Nye County, about 40 miles north of Tonopah, in the Walker Lane Mineral Belt. The Corporation acquired the property covering 200 hectares through the staking of 23 unpatented mining claims in February 2004.

The Hassayampa property is located in Yavapai County, central Arizona. The Corporation acquired the property covering 600 hectares through the staking of 73 unpatented mining claims in February, 2004. The Hassayampa project lies within the Black Rock Mining District.

The Vulture Property is located in Maricopa County, central Arizona. The Corporation acquired the property covering 500 hectares through the staking of 61 claims in July, 2004.

During the year ended December 31, 2006, the Corporation wrote-off the carrying value of the Oatman property and its Socorro property totalling $79,283 as no exploration activity has occurred on these properties in over three years. This write-down is required to comply with existing accounting guidelines.

American Bonanza Gold Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
December 31, 2007, 2006 and 2005

8.	SHARE CAPITAL

Authorized

The Corporation is authorized to issue an unlimited number of common shares and an unlimited number of Class A Preferred Shares without par value. No Class A Preferred Shares have been issued.

Issued	Number of
	Common
	Shares	Amount
		$

Balance, December 31, 2004	47,071,088	42,501,881

Shares issued for:
Shares issued on acquisition of Taurus (note 2)	20,759,837	17,438,264
Shares issued on acquisition of Fairstar’s mineral interests (note 2)	6,500,000	5,460,000
Shares issued on loan repayment	1,224,551	440,838
Private placement	9,762,000	4,392,900
Share issue costs	-	(425,114)
Elimination of accumulated deficit (see below)	-	(18,683,952)

Balance, December 31, 2005	85,317,476	51,124,817

Shares issued for:
Private placements	14,800,000	8,140,000
Share subscription received	500,000	300,000
Warrant exercise	11,500	6,440
Share issue costs on flow-through renunciation (see below)	-	(943,803)
Share issue costs	-	(672,751)

Balance, December 31, 2006	100,628,976	57,954,703

Shares issued for:
Share issue costs on flow-through renunciation (see below)	-	(681,978)
Private placement	15,034,000	3,006,800
Share issue cost	-	(191,611)

Balance, December 31, 2007	115,662,976	60,087,914

During the year ended December 31, 2005, the Company reduced its share capital by $18,683,952 to eliminate its accumulated deficit at closing of the Arrangement (note 2).

On August 5, 2005, the Corporation completed a private placement consisting of 8,174,000 common shares which were designated as flow through shares at a price of $0.45 per flow through share totaling $3,678,300 and 1,588,000 non-flow through units at a price of $0.45 per unit totaling $714,600. Each unit consisted of one common share of the Corporation and one half of one common share purchase warrant. Each whole warrant may be exercised to acquire a further common share at $0.56 per share until February 5, 2008.

Desjardins Securities Inc. and Canaccord Capital Corporation (the “Agents”) received a cash commission equal to 7 percent of the proceeds of the offering. The Agents also received warrants (the "Agent’s Warrants") to acquire such number of common shares as is equal to 7 percent of the number of flow through shares totaling 572,180 warrants and 7 percent of the number of non-flow through units sold totaling 166,740 warrants. Each Agent’s Warrant was exercisable until August 5, 2007, at a price of $0.45 per common share, as applicable.

American Bonanza Gold Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
December 31, 2007, 2006 and 2005

8.	SHARE CAPITAL (continued)

On December 29, 2005 the Corporation entered into a non-brokered private placement with Northern Precious Metals 2005 Limited Partnership pursuant to which it has agreed to issue 500,000 flow-through common shares at $0.60 per share for total proceeds of $300,000. The securities issued in connection with the private placement were issued on January 18, 2006. The proceeds were fully collected in 2006.

During the first quarter of 2006, exploration expenditures relating to flow-through shares totalling $3,978,300 were renounced and as a result the Corporation no longer has the ability to deduct these expenditures for tax purposes. The Corporation recorded a future income tax liability of $943,803 which is equal to the amount renounced times the corporate tax rate when the expenditures were renounced, with the offset charged to share issue costs.

On May 31, 2006 the Corporation completed a private placement of flow-through shares and units with Dundee Securities Corporation and Haywood Securities Inc. (the Agents) in the amount of $8,140,000. The private placement consisted of 7,400,000 flow-through shares at a price of $0.55 per share, for gross proceeds of $4,070,000, and 7,400,000 units at a price of $0.55 per unit, for gross proceeds of $4,070,000. Each unit is comprised of one common share and one half of one common share purchase warrant with each full warrant entitling the holder to acquire one common share at a price of $0.65 up to November 30, 2007.

The Agents were paid a cash fee equal to 7.0% of the total gross proceeds raised in the private placement. In addition, the Agents received compensation warrants exercisable for 1,036,000 non-flow-through common shares of the Corporation equal in number to 7.0% of the number of flow-through shares and units sold under the private placement. The compensation warrants were exercisable at a price of $0.65 per share up to November 30, 2007.

During the first quarter of 2007, exploration expenditures relating to flow-through shares totalling $4,070,000 were renounced and as a result the Corporation no longer has the ability to use these expenditures for tax purposes. The Corporation recorded a future income tax liability of $681,978 which is equal to the amount renounced times the corporate tax rate when the expenditures were renounced, with the offset charged to share issue costs.

On December 19, 2007 the Corporation completed a private placement of 3,267,000 units through Dundee Securities Corporation (the Agent), and 1,750,000 units on a non-brokered basis, at a price of $0.40 per unit for gross proceeds of $2,006,800. Each unit consists of two common shares, one which was designated as a “flow-through share” for the purposes of the Income Tax Act (Canada) and one which was not designated as a flow through share, and one half of one transferable common share purchase warrant, with each full warrant entitling the holder to acquire one common share at a price of $0.30 per share until June 19, 2009.

The Agent was paid a cash fee of equal to 8% of the proceeds raised pursuant to the brokered portion of the financing. In addition, the Agent received warrants exercisable to purchase 522,720 common shares of the Corporation at a price of $0.30 per share until June 19, 2009. Using the Black-Schole valuation model, a value of $33,100 was assigned to the 522,720 share purchase warrants with a weighted average price of $0.06 per warrant, 1.5 year expected life, 63% volatility and 3.87% risk free rate. No commission was paid on the non-brokered portion of the financing.

All securities issued in connection with the private placement are subject to four month hold period expiring April 19, 2008. The proceeds from this financing will be used primarily to fund ongoing exploration at the Corporation’s Copperstone project in Arizona, USA and at its projects in Quebec and Ontario, and for general working capital.

On December 31, 2007, the Corporation entered into a non-brokered private placement and received total proceeds of $1,000,000 to which it has agreed to issue 2,500,000 units with the same term as the December 19, 2007 financing.

American Bonanza Gold Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
December 31, 2007, 2006 and 2005

8.	SHARE CAPITAL (continued)

Options

The Corporation grants incentive stock options as permitted pursuant to the Corporation’s Stock Option Plan (the Plan) approved by the shareholders. The Plan has been structured to comply with the rules of the Toronto Stock Exchange (TSX). The aggregate number of common shares which may be subject to option at any one time may not exceed 10% of the issued common shares of the Corporation as of that date – including options granted prior to the adoption of the Plan. All options may not be granted for a term exceeding 5 years, and the term will be reduced to one year following the date of death. If the Optionee ceases to be qualified to receive options from the Corporation those options shall immediately terminate.

As at December 31, 2007, the Corporation has stock options outstanding to acquire an aggregate of 9,202,500 common shares to directors, officers, employees and consultants exercisable at between $0.22 and $1.68 per share exercisable at varying times up until November 6, 2012.

	Number of	Weighted average
	Options	exercise price

Balance, December 31, 2004	4,127,500	$1.12
Options issued on acquisition (note 2)	820,000	$1.22
Expired	(430,000)	$0.60
Cancelled	(482,500)	$1.35
Granted	2,965,000	$0.43
Balance, December 31, 2005	7,000,000	$0.86
Cancelled	(725,000)	$0.97
Granted	3,055,000	$0.59
Balance, December 31, 2006	9,330,000	$0.78
Expired	(1,165,000)	$0.56
Cancelled	(2,312,500)	$0.71
Granted	3,350,000	$0.24

Balance, December 31, 2007	9,202,500	$0.61

American Bonanza Gold Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
December 31, 2007, 2006 and 2005

8.	SHARE CAPITAL (continued)

Options (continued)

The following table summarizes stock options outstanding and exercisable at December 31, 2007:

Number of
Options	Exercise Price	Expiry Date

287,500	$1.24	February 24, 2008
40,000	$1.10	April 30, 2008
62,500	$1.16	May 9, 2008
1,212,500	$1.68	October 27, 2008
70,000	$1.50	January 8, 2009
25,000	$1.20	May 17, 2009
60,000	$1.15	October 25, 2009
1,690,000	$0.43	May 5, 2010
450,000	$0.45	July 14, 2010
50,000	$0.50	September 26, 2010
530,000	$0.71	January 31, 2011
1,200,000	$0.55	June 20, 2011
200,000	$0.40	September 1, 2011
50,000	$0.50	September 10, 2011
175,000	$0.40	October 17, 2011
600,000	$0.30	April 30, 2012
2,500,000	$0.22	November 6, 2012

9,202,500

During the twelve months ended December 31, 2007, under the fair value based method, $459,800 (2006 - $748,300; 2005 - $733,248) in compensation expense was recorded for options granted to employees and non-employees and charged to operations.

The fair value of stock options used to calculate compensation expense has been estimated using the Black-Scholes option pricing model using the following weighted average assumptions:

	2007	2006	2005

Risk free interest rate	4.55%	4.20%	3.50%
Expected dividend yield	0%	0%	0%
Stock price volatility	79%	85%	104%
Expected life of options	4.1 years	4.3 years	5.0 years

The weighted average fair value of options granted during the twelve months ended December 31, 2007 was $0.15 (2006 - $0.27; 2005 - $0.43) .

American Bonanza Gold Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
December 31, 2007, 2006 and 2005

8.	SHARE CAPITAL (continued)

Warrants

At December 31, 2007, the Corporation has outstanding common share purchase warrants (warrants) to acquire an aggregate of 9,855,300 common shares outstanding.

		Weighted
	Number of	Average
	Warrants	Exercise Price
		$
Balance, December 31, 2004	7,605,416	1.24
Warrants issued on acquisition (note 2)	4,116,335	1.52
Warrants issued on financing	1,532,920	0.51
Expired	(5,578,885)	1.22

Balance, December 31, 2005	7,675,786	1.27
Exercised	(11,500)	0.56
Expired	(5,542,866)	1.45
Warrants issued on financing	4,736,000	0.65

Balance, December 31, 2006	6,857,420	0.69
Expired	(1,283,340)	0.94
Warrants issued on financing	4,281,220	0.30

Balance, December 31, 2007	9,855,300	0.32

The following table summarizes warrants outstanding and exercisable at December 31, 2007:

Number of
warrants	Exercise Price	Expiry Date

4,736,000	$0.30	June 2, 2008
838,080	$0.56	February 5, 2008
3,031,220	$0.30	June 19, 2009
1,250,000	$0.30	June 30, 2009

9,855,300

American Bonanza Gold Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
December 31, 2007, 2006 and 2005

8.	SHARE CAPITAL (continued)

Warrants (continued)

In November 2007, upon TSX approval, 4,736,000 share purchase warrants were re-priced from $0.65 to $0.30 and the expiry date were extended from November 30, 2007 to June 2, 2008.

Contributed Surplus

The following summarizes contributed surplus activity:

2007
$

Balance, December 31, 2004	3,328,077
Option and warrant consideration on acquisition (note 2)	592,719
Extension of warrant term on Stonegate loan settlement	48,728
Stock-based compensation	733,248
Balance, December 31, 2005	4,702,772
Stock-based compensation	748,300
Balance, December 31, 2006	5,451,072
Valuation of agent compensation warrants	33,100
Stock-based compensation	459,800

Balance, December 31, 2007	5,943,972

9.	ACCUMULATED OTHER COMPREHENSIVE INCOME

2007
$

Opening balance on adoption of new accounting standard on January 1, 2007:
- Unrealized gain on available-for-sale marketable securities	12,300
- Foreign currency translation adjustment	43,031
Other comprehensive loss for the period - unrealized loss on available-for-sale securities	(154,642)

Accumulated other comprehensive loss at December 31, 2007	(99,311)

The components of other comprehensive income are:

		On adoption
	December 31,	January 1, 2007	December 31,
	2007	(note 3)	2006 (note 3)
	$	$	$

Currency translation adjustment	43,031	43,031	43,031
Unrealized gains on Northern Canadian Resources	19,500	12,300	-
Unrealized loss on Cusac	(161,842)	-	-

	(99,311)	55,331	43,031

American Bonanza Gold Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
December 31, 2007, 2006 and 2005

10.	GENERAL AND ADMINISTRATIVE EXPENSES

	2007	2006	2005
	$	$	$

Management fees, consulting and salaries	390,901	394,911	555,344
Office and administration	123,878	43,707	93,546
Legal and accounting	169,582	141,432	188,643
Insurance	83,631	97,033	93,228
Public company expenses	278,386	402,559	357,963

	1,046,378	1,079,642	1,288,724

11.	LEASE OBLIGATION

The Corporation is committed under lease agreements expiring May 31, 2010 for office premises in Vancouver in the amount of $47,220 per year and for office premises in Reno in the amount of $26,900 per year.

The Corporation’s lease obligation to The Patch Living Trust on the Copperstone mineral property is disclosed in note 7(a).

12.	RELATED PARTY TRANSACTIONS

(a)

The Corporation shares certain premises and facilities with companies which have certain directors in common, under cost-sharing arrangements. During 2007 the Corporation recovered management and consulting fees of $131,667 (2006 - $74,120; 2005 - nil) and general and administration expenses of $78,333 (2006 - $87,500; 2005 - nil) from these companies.

(b) As at December 31, 2007, there were $21,703 (2006 - $3,291) accounts receivable due from companies with certain directors in common.

13.	ASSET RETIREMENT OBLIGATION

The Corporation’s asset retirement obligations consist of reclamation and closure costs. The present value of obligations relating to explorations projects reflecting payments for approximately the next 8 years. Significant reclamation and closure activities include land rehabilitation, demolition of buildings and ongoing care and maintenance and other costs.

The liability for reclamation and closure cost obligations at December 31, 2007 is $32,816 (2006 - $31,179). The undiscounted value of this liability is $45,000 (2006 - $45,000). An accretion expense component of $1,637 (2006 - $1,555) has been charged to operations in 2007 to reflect an increase in the carrying amount of the asset retirement obligation which has been determined using a discount rate of 5.25%.

American Bonanza Gold Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
December 31, 2007, 2006 and 2005

14.	INCOME TAXES

(a)      Effective tax rate:

The effective income tax rates differ from Canadian statutory rates for the following reasons in 2007 and 2006:

	2007	2006
	$	$

Combined federal and provincial tax rates at the expected rate of 34.12%
(2006 - 34.15%)	(540,512)	(815,633)
Permanent differences	260,676	172,119
Change in valuation allowance	(489,026)	(340,086)
Future tax recovery resulting from reduction in statutory rate and
expiry of loss carry-forward and other	131,168	333,823

Recovery of income taxes	(637,694)	(649,777)

The Corporation has Canadian tax loss carry forwards of approximately $7.6 million. The non-capital losses can offset future income for tax purposes which expire between 2008 and 2027. In addition, the Corporation has approximately $50.6 million of resource pools in Canada and $1.7 million in the United States, which can be utilized to be deducted against future resource profits.

The income tax expenses for the years ending December 31, 2007, 2006 and 2005 are as follows:

	2007	2006	2005
	$	$	$

Current	-	-	-
Future tax recovery (expense)	637,694	649,777	(84,965)

	637,694	649,777	(84,965)

(b)      Significant components of the Corporation’s future income tax assets and liabilities are as follows:

	2007	2006
	$	$
Future income tax assets:
Tax loss carry forwards	2,977,000	2,562,000
Book and tax base differences on resource properties	2,196,000	2,105,000
Share Issue costs	59,000	322,000
Book and tax base differences on office equipment	31,000	44,000
	5,263,000	5,033,000

Valuation allowance	(2,476,757)	(1,987,104)

Future income tax assets	2,786,243	3,045,896
Future tax liabilities:
Mineral properties	(3,983,618)	(4,198,987)

Net future income tax liabilities	(1,197,375)	(1,153,091)

American Bonanza Gold Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
December 31, 2007, 2006 and 2005

15.	RECONCILIATION BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (US GAAP)

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP). A description of US GAAP and practices prescribed by the US Securities and Exchange Commission (SEC) that result in material measurement differences from Canadian GAAP are as follows:

	(a)	Mineral properties and deferred exploration costs

US GAAP requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In performing the review for recoverability, the Corporation is to estimate the future cash flows expected to result from the use of the asset and its eventual disposition. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is recognized. SEC staff has indicated that their interpretation of US GAAP requires mineral property exploration and land use costs to be expensed as incurred until commercially mineable deposits are determined to exist within a particular property as cash flows cannot be reasonably estimated prior to such determination. Accordingly, for all periods presented, the Corporation has expensed all mineral property exploration and land use costs for US GAAP purposes. The costs remaining for US GAAP purposes relate to mineral property acquisition costs.

For Canadian GAAP, cash flows relating to mineral property costs are reported as investing activities. For US GAAP, these costs would be characterized as operating activities.

	(b)	Stock-based compensation

As permitted by Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (SFAS 123), the Corporation continued to measure compensation costs using the intrinsic value based method for US GAAP purposes of accounting for employee stock-based compensation as prescribed by APB Opinion No. 25 and related interpretations until January 1, 2005. Under the intrinsic value method, compensation cost is the excess, if any, of the quoted market value of the stock at the date of the granting of options to employees and directors to purchase stock over the amount an optionee must pay to acquire the stock at that date. This excess is recognized by a charge to operations over the vesting period. As the exercise price of options granted by the Corporation to employees and directors is equal to or is greater than, the market value at the grant date, the Corporation has determined that the application of this accounting policy for stock options granted to employees and directors resulted in no compensation expense for US GAAP purposes for any of the periods presented.

The Corporation adopted the fair value based method of accounting for employee stock-based compensation under US GAAP effective January 1, 2005 using the modified prospective transition method. Under this method, the Company recognized employee stock-based compensation beginning January 1, 2005 as if the fair value method had been used for all employee awards granted, modified, or settled in fiscal years beginning after December 15, 1994. Results of prior years were not restated and no cumulative adjustment was required upon adoption.

In accordance with one of the transitional options permitted under amended CICA Handbook Section 3870, during the year ended December 31, 2004 the Corporation adopted and retroactively applied the fair value based method under Canadian GAAP for employee and director stock options granted on or after January 1, 2002, without restatement. The effect of retroactively adopting the fair value based method, without restatement, under Canadian GAAP was to increase the deficit and contributed surplus by $2,874,967 as at January 1, 2004. For US GAAP purposes, no adjustment would be made as the Corporation continued to follow the intrinsic value method until January 1, 2005.

American Bonanza Gold Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
December 31, 2007, 2006 and 2005

15.	RECONCILIATION BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (US GAAP) (continued)

	(b)	Stock-based compensation (continued)

Under SFAS 123, stock options granted to non-employees for services rendered to the Corporation are required to be accounted for using the fair value method as compensation cost and charged to operations as the services are performed and the options are earned. This method is similar to the Canadian standard adopted as of January 1, 2002 for awards granted on or after January 1, 2002.

Effective January 1, 2006, the Corporation adopted Statement of Financial Accounting Standards No. 123R, Share Based Payment for all employee equity classified awards granted, modified or settled after the effective date using the fair value measurement method of this standard. For unvested awards outstanding as of the effective date, compensation is recognized based upon the grant date fair value determined under SFAS 123. Upon adoption of SFAS 123R, there was no cumulative effect adjustment required and no differences existed in accounting for stock-based compensation between Canadian and US GAAP in 2006 and 2007.

	(c)	Unrealized holding gains and losses on marketable securities

Statement of Financial Accounting Standards Board No. 115, Accounting for Investments in Debt and Equity Securities (SFAS 115) requires that the Corporation’s marketable securities be classified as available-for-sale securities and that they be recorded at market value with unrealized gains or losses recorded outside of income as a component of shareholders’ equity unless a decline in value is considered to be other than temporary. The Corporation’s marketable securities are presented at lower of cost or market value before January 1, 2007 under Canadian GAAP. Upon adoption of CICA Handbook Section 3855 on January 1, 2007 (note 3), there are no ongoing differences between Canadian and US GAAP in the accounting for marketable securities.

	(d)	Reporting comprehensive income

Statement of Financial Accounting Standards No. 130 (SFAS 130) Reporting Comprehensive Income, establishes standards for the reporting and display of comprehensive income and its components in a full set of general purpose financial statements. Comprehensive income equals net income (loss) for the year as adjusted for all other non-owner changes in shareholders’ equity. SFAS 130 requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement. For the years ended December 31, 2007, 2006 and 2005, comprehensive loss equals the loss for the year. Upon adoption of CICA Handbook Section 1530 on January 1, 2007 (note 3), there are no ongoing differences between Canadian and US GAAP in reporting and displaying comprehensive income.

	(e)	Development stage company

Pursuant to US GAAP, the Corporation would be subject to the disclosure requirements applicable to a development stage enterprise as the Corporation is devoting its efforts to establishing commercially viable mineral properties. However, the identification of the Corporation as such for accounting purposes does not impact the measurement principles applied to these financial statements.

	(f)	Consolidated statements of cash flows

The Corporation has included a subtotal in cash flows from operating activities. Under US GAAP, no such subtotal would be disclosed.

American Bonanza Gold Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
December 31, 2007, 2006 and 2005

15.	RECONCILIATION BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (US GAAP) (continued)

	(g)	Elimination of accumulated deficit

During the year ended December 31, 2005, the Corporation reduced its share capital by $18,683,952 to eliminate its accumulated deficit at closing of the Arrangement (note 8).

As it was not necessary to revalue the assets of the Corporation in order to effect this reduction, all conditions necessary under US GAAP quasi-reorganization rules were not met and the recapitalization of the deficit is not recorded.

	(h)	Income taxes

Under Canadian GAAP, future tax assets and liabilities recorded at substantively enacted tax rates. Under US GAAP, deferred tax assets and liabilities are recorded at enacted tax rates. There were no significant differences between enacted and substantively enacted tax rates for the information presented.

	(i)	Flow-through equity financings

Under Canadian income tax legislation, a corporation is permitted to issue shares whereby the corporation agrees to incur qualifying expenditures and renounce the related income tax deductions to the investors. The Corporation has accounted for the issue of flow-through shares by reducing shareholders’ equity and recognizing a future income tax liability for the amount of tax credit renounced to the investors, in accordance with Canadian GAAP.

For US GAAP, the amount received by the Corporation on the issuance of flow-through shares in excess of the fair value of common shares is required to be credited to liabilities and included in operations when the Corporation renounces the qualified expenditures. As at December 31, 2007, total flow-through share fair value premiums were $50,170 (2006 - $2,217,826; 2005 - $1,724,000) which relates to $4,070,000 qualified expenditures renounced in 2007 (2006 - $540,000; 2005 - nil) and, therefore, $50,170 would remain in liabilities at December 31, 2007 (2006 - $1,184,000; 2005 - nil) under US GAAP.

Also, notwithstanding there is no specific contractual restrictions or requirements to segregate the funds received for the flow-through shares, funds that are unexpended at the consolidated balance sheet dates are considered to be restricted funds and are not considered to be cash or cash equivalents under the SEC staff interpretation of US GAAP. Such amounts would be required to be disclosed separately in a consolidated balance sheet prepared in accordance with US GAAP. As at December 31, 2007, unexpended flow-through funds were $1,271,275 (2006 - $2,960,528; 2005 - $3,230,385).

	(j)	Unit offerings

Under Canadian GAAP, the proceeds received on issuance of units, consisting of common shares and warrants, are not required to be allocated to the individual common share and warrant components when the instruments and its components are all determined to be equity instruments. Under US GAAP, the Company is required to allocate the proceeds received on unit offerings to the individual common share and warrant components on a relative fair value basis when both components are determined to be equity classified. The fair value of the share purchase warrants was determined using the Black-Scholes method based on the following factors:

	2007	2006

Risk-free interest rate	3.75%	4.18%
Expected dividend yield	0%	0%
Stock price volatility	50.5%	87.0%
Expected life of options	1.5 years	1.5 years

American Bonanza Gold Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
December 31, 2007, 2006 and 2005

15.	RECONCILIATION BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (US GAAP) (continued)

	(j)	Unit offerings (continued)

The weighted average fair value of warrants granted during the year ended December 31, 2007 was $0.02 (2006 - $0.12) per warrant.

Under US GAAP, share capital would be reduced and contributed surplus would be increased by $75,170 at December 31, 2007 (2006 - $862,953) respectively, to reflect the relative fair values of the shares and warrants.

	(k)	Recent adopted accounting standards

(i)

In June 2006, FASB issued Financial Interpretation No. 48, Accounting for Uncertainty in Income Taxes - An Interpretation of SFAS Statement No. 109. This interpretation provides guidance on recognition and measurement of uncertainties in income taxes and is effective for the Corporation’s 2007 fiscal year end. The adoption of this Interpretation did not have a significant effect on the Corporation’s results of operations or financial position.

(ii)

In September 2006, FASB issued SFAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106 and 132(R). This statement requires an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position and to recognize changes that occur in the funded status in the year in which they occur. Employers will also be required to measure plan assets and benefit obligations as of fiscal year end. The requirement to measure plan assets and benefit obligations as of the balance-sheet date is applicable for all entities for fiscal years ending after December 15, 2008. The adoption of this standard did not have a significant effect on the Corporation’s results of operations or financial position.

	(l)	Impact of recently issued accounting standards

(i)

In September 2006, FASB issued SFAS No. 157, Fair Value Measurement to define fair value, establish a framework for determining fair value measurements that are already required or permitted under current accounting standards and to expand disclosures about fair value measurements. The statement only applies to fair value and is effective for fiscal years beginning after November 15, 2007. The Corporation does not expect the adoption of this Interpretation to have a significant effect on the Corporation’s results of operations or financial position.

(ii)

In February, 2007, FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities. This statement permits entities the option to measure financial instruments at fair value (fair value option) thereby achieving an offsetting effect for accounting purposes for certain changes in fair value of certain related assets and liabilities without having to apply hedge accounting. This statement is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. Retrospective application to fiscal years preceding the effective date (or early adoption date) is prohibited. The Corporation does not expect the adoption of this Interpretation to have a significant effect on the Corporation’s results of operations or financial position.

American Bonanza Gold Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
December 31, 2007, 2006 and 2005

15.	RECONCILIATION BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (US GAAP) (continued)

	(l)	Impact of recently issued accounting standards (continued)

(iii)

In December 2007, the FASB issued SFAS 160, a standard on accounting for non-controlling interests and transactions with non-controlling interest holders in consolidated financial statements. This statement specifies that non-controlling interests are to be treated as a separate component of equity, with increases and decreases in the parent’s ownership interest as capital transactions. This standard requires net income and comprehensive income to be displayed for both the controlling and the non-controlling interests. Additional required disclosures and reconciliations include a separate schedule that shows the effects of any transactions with the non-controlling interests on the equity attributable to the controlling interest.

The statement is effective for periods beginning on or after December 15, 2008 and is to be applied prospectively to all non-controlling interests, including any that arose before the effective date. The Corporation does not expect the adoption of this Interpretation to have a significant effect on the Corporation’s results of operations or financial position.

		(iv)	In December 2007, the FASB issued a revised standard on accounting for business combinations SFAS 141(R).

The major changes to accounting for business combinations are summarized as follows:

			•	all business acquisitions would be measured at fair value
			•	most acquisition-related costs would be recognized as expenses as incurred (they would no longer be part of the purchase consideration)
•

non-controlling interests would be measured at fair value at the date of acquisition (i.e., 100% of the assets and liabilities would be measured at fair value even when an acquisition is less than 100%)

•

goodwill, if any, arising on a business combination reflects the excess of the fair value of the acquiree, as a whole, over the net amount of the recognized identifiable assets acquired and liabilities assumed. Goodwill is allocated to the acquirer and the non-controlling interest

The statement is effective for business combination transactions occurring in periods beginning on or after December 15, 2008. The Corporation not expect the adoption of this Interpretation to have a significant effect on the Corporation’s results of operations or financial position.

American Bonanza Gold Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
December 31, 2007, 2006 and 2005

15.	RECONCILIATION BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (US GAAP) (continued)

	(m)	Reconciliation

The effect of the above measurement differences between Canadian GAAP and US GAAP (including practices prescribed by the SEC) on the consolidated balance sheets and statements of loss and deficit and cash flows is summarized as follows:

(i) Assets

	2007	2006
	$	$

Total assets, under Canadian GAAP	60,963,361	59,751,226
Adjustment for mineral properties land use and deferred
exploration costs (note 15(a))	(25,954,161)	(23,367,562)

Total assets, under US GAAP	35,009,200	36,383,664

(ii)	Liabilities

	2007	2006
	$	$

Total liabilities, under Canadian GAAP	1,626,804	1,951,981
Adjustment for flow-through shares (note 15(i))	50,170	1,184,000
Adjustment for income taxes related to mineral properties
(note 15(a)) and flow-through shares (note 15(i))	(868,721)	(294,026)

Liabilities, under US GAAP	808,253	2,841,955

(iii)	Deficit

	2007	2006
	$	$

Deficit, under Canadian GAAP	(6,596,018)	(5,649,561)
Adjustment for mineral properties land use and deferred
exploration costs (note 15(a))	(25,954,161)	(23,367,562)
Stock-based compensation (note 15(b))	2,874,967	2,874,967
Elimination of accumulated deficit (note 15(g))	(18,683,952)	(18,683,952)
Adjustment for flow-through shares (note 15(i))	966,940	(109,777)

Deficit, under US GAAP	(47,392,224)	(44,935,885)

American Bonanza Gold Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
December 31, 2007, 2006 and 2005

15.	RECONCILIATION BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (US GAAP) (continued)

	(m)	Reconciliation (continued)

(iv) Share capital

	2007	2006
	$	$

Share capital, under Canadian GAAP	60,087,914	57,954,703
Elimination of share capital on deficit elimination
(note 15(g))	18,683,952	18,683,952
Adjustment for flow-through shares (note 15(i))	(148,389)	(780,197)
Reclassification of warrant value to contributed surplus
(note 15(j))	(75,170)	(862,953)

Share capital, under US GAAP	78,548,307	74,995,505

(v)	Contributed surplus

	2007	2006
	$	$

Contributed surplus, under Canadian GAAP	5,943,972	5,451,072
Stock-based compensation (note 15(b))	(2,874,967)	(2,874,967)
Warrant value (note 15(j))	75,170	862,953

Contributed surplus, under US GAAP	3,144,175	3,439,058

American Bonanza Gold Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
December 31, 2007, 2006 and 2005

15.	RECONCILIATION BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (US GAAP) (continued)

	(m)	Reconciliation (continued)

(vi) Net loss and loss per share for the year

	Years ended December 31
	2007	2006	2005
	$	$	$

Loss for the year, under Canadian
GAAP	(946,457)	(1,740,706)	(4,215,960)
Adjustment for mineral property land
use and deferred exploration costs
(note 15(a))	(2,586,599)	(4,016,959)	(5,860,497)
Adjustment for income taxes related to
mineral properties adjustments	1,076,717	(109,777)	-

Loss for the year, under US GAAP	(2,456,339)	(5,867,442)	(10,076,457)
Other comprehensive income (loss):
Unrealized gain (loss) on available-
for-sale marketable securities	(154,642)	(300)	12,607

Comprehensive loss, under US GAAP	(2,610,981)	(5,867,742)	(10,063,850)
Weighted average number of common
shares outstanding under US GAAP,
basic and diluted	100,958,861	96,280,740	72,356,898

Basic and diluted loss per share, under
US GAAP	(0.02)	(0.06)	(0.14)

American Bonanza Gold Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)
December 31, 2007, 2006 and 2005

15.	RECONCILIATION BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (US GAAP) (continued)

	(m)	Reconciliation (continued)

		(vii)	Statement of Cash Flows

Cash provided by (used in) operating activities

	Years ended December 31
	2007	2006	2005
	$	$	$

Cash used in operating activities,
under Canadian GAAP	(1,842,272)	(2,618,054)	(1,373,209)
Adjustment for mineral properties and
deferred exploration (note 15(a))	(2,886,599)	(4,096,242)	(6,249,577)
Cash used in operating activities, under
US GAAP	(4,728,871)	(6,714,296)	(7,622,786)

Cash used in investing activities, under
Canadian GAAP	(2,889,959)	(4,119,530)	(6,290,519)
Adjustment for mineral properties and
deferred exploration (note 15(a))	2,886,599	4,096,242	6,249,577
Cash used in investing activities, under
US GAAP	(3,360)	(23,288)	(40,942)

Cash provided by financing activities,
under Canadian GAAP	2,848,289	7,473,689	3,610,404
Change in restricted cash from
issuance of flow-through shares
(note 15(i))	1,689,253	269,857	(3,230,385)
Cash used in financing activities, under
US GAAP	4,537,542	7,743,546	380,019

Cash and cash equivalents, end of
year, Canadian GAAP	4,266,063	6,150,005	5,413,900
Restricted cash from issue of flow-
through shares (note 15(i))	(1,271,275)	(2,960,528)	(3,230,385)
Cash and cash equivalents, end of year,
US GAAP	2,994,788	3,189,477	2,183,515

16.	SUBSEQUENT EVENTS

	(a)	Subsequent to December 31, 2007, the Corporation renounced $1,503,400 of exploration expenditures to investors who purchased flow-through shares in 2007.

(b)

The Corporation has signed a Letter of Intent to merge into a wholly owned subsidiary of Gryphon Gold Corporation (Gryphon Gold) through a Plan of Arrangement. Subsequently, both companies have determined not to proceed with the proposed merger. No break-up fees are payable to either party.